EXHIBIT 1.6

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

Emera Incorporated announces the closing of the offering of US$1.2 billion 6.75% Fixed-to-Floating Subordinated Notes, Cdn$500 million 2.90% Senior Notes and US$3.25 billion aggregate principal amount of multiple series of Senior Notes as part of the funding for the acquisition of TECO Energy, Inc.

Halifax, NS (June 16, 2016): Emera Incorporated (“Emera” or the “Company”) (TSX: EMA) announced today that it has completed the sale of US$1,200,000,000 aggregate principal amount of 6.75% Fixed-to-Floating Subordinated Notes – Series 2016-A due June 2076 (the “Hybrid Notes”). J.P. Morgan Securities LLC acted as sole book runner and structuring agent in connection with the Hybrid Notes offering and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC acted as co-managing underwriters.

In addition, Emera announced today that it has completed the sale of Cdn$500,000,000 aggregate principal amount of 2.90% Senior Notes Series 2016-1 due June 16, 2023 (the “Canadian Notes”) on a private placement basis. Scotia Capital Inc. and J.P. Morgan Securities Canada Inc. acted as joint book running managers in connection with the Canadian Notes offering, and CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. acted as co-managing agents.

Emera also announced today that Emera US Finance LP (the “U.S. Notes Issuer”), a limited partnership wholly-owned directly and indirectly by Emera, has completed the sale of US$3,250,000,000 aggregate principal amount of multiple series of senior, unsecured notes (the “U.S. Notes”), fully and unconditionally guaranteed by Emera US Holdings Inc., a wholly-owned subsidiary of Emera, and Emera. J.P Morgan Securities LLC and Scotia Capital (USA) Inc. acted as joint book running managers in connection with the U.S. Notes offering. Barclays Capital Inc., BMO Capital Markets Corp., CIBC World Markets Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC acted as co-managers.

The offerings of the Hybrid Notes, Canadian Notes and U.S. Notes, which together amount to gross proceeds of approximately Cdn$6.2 billion, are part of the financing of the previously announced acquisition of TECO Energy, Inc. (“TECO Energy”) by Emera (the “Acquisition”).

“This completes the financing for the TECO Energy acquisition,” said Chris Huskilson, President and CEO of Emera. “We look forward to working through the remaining steps in the New Mexico regulatory process and continue to expect to close the transaction in mid-2016.”

Use of Proceeds

Upon the closing of the Acquisition, Emera intends to use the net proceeds from the offering of the Hybrid Notes, Canadian Notes and U.S. Notes to finance, directly or indirectly, part of the purchase price payable for the Acquisition (including acquisition-related expenses). If certain of the net proceeds from the offering of the Hybrid Notes, Canadian Notes and/or U.S. Notes are not otherwise required to complete the Acquisition, Emera intends to use such net proceeds for general corporate purposes.

If (i) the Acquisition is not consummated on or prior to the later of December 31, 2016 and the date that is no later than June 30, 2017 if the closing of the Acquisition has been extended by Emera or TECO Energy in accordance with the terms of the agreement and plan of merger relating to the Acquisition (the “Acquisition Agreement”) (as such date may be extended, the “special mandatory redemption triggering date”) or (ii) the Acquisition Agreement is terminated at any time prior to the special mandatory redemption triggering date, then Emera will be required to redeem the Hybrid Notes and the portion of the Canadian Notes that is in excess of Cdn$300 million aggregate principal amount on a pro rata basis, and the U.S. Notes Issuer will be required to redeem the U.S. Notes.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws with respect to, among other things, the Acquisition and the intended use of the net proceeds from the sale of the Hybrid Notes, the Canadian Notes and U.S. Notes. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect the current beliefs of the management teams of Emera and are based on information currently available to Emera. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that the assumptions of Emera may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties with respect to Emera is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements. The securities regulatory filings of Emera can be found on SEDAR at www.sedar.com. Except as required by law, Emera disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Emera

Emera is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately Cdn$11.5 billion in assets and 2015 revenues of Cdn$2.79 billion. Emera invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera has investments throughout northeastern North America and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F, and instalment receipts are listed and trade under the symbol EMA.IR. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.sedar.com.

For more information, please contact:

Investor Relations:

Scott LaFleur

902-428-6375

Scott.lafleur@emera.com

or

Media:

Neera Ritcey

902-223-2272

neera.ritcey@emera.com